UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on news in the press

—

Rio de Janeiro, July 9, 2020 - Petróleo Brasileiro S.A. – Petrobras, regarding to the news published in the media, referring to the divestment of the Landulpho Alves Refinery (RLAM), clarifies that there was approval by the Company's internal bodies to start the negotiation phase of the applicable contracts and the Mubadala Investment Company (Mubadala) presented the best binding phase proposal and was invited to start negotiations.

The start of negotiations with the participant which presented the best proposal is expected in divestment projects, which according to the special regime of asset divestment do not need any disclosure to the market. After the negotiations conclusion with the first place, there is still the possibility of a new round of binding proposals with the participants classified for this phase, depending on the terms of the contracts negotiated.

Finally, Petrobras reinforces its commitment to the transparency of its divestment projects and portfolio management and informs that the subsequent steps will be disclosed to the market in accordance with the Company's divestment program.

www.petrobras.com.br/iir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer